UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

Rio de Janeiro

November 6th, 2018

9M-2018 Results*:

Derived from unaudited consolidated interim financial information reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries, and the presentation currency of the Petrobras Group is the U.S. dollar. Therefore, financial records are maintained in Brazilian reais and income and expenses are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the Brazilian real appreciates relative to the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates relative to the U.S. dollar, the effect is to generally decrease revenues and expenses when expressed in U.S. dollars. In 9M-2018, the average Brazilian real depreciated by 13% in relation to the U.S. dollar when compared to 9M-2017. The foreign exchange translation effects on the Company’s results are shown in item VII - Foreign exchange translation effects on results of operations in 9M-2018.

Gross Profit

Gross profit was US$ 25,795 million in 9M-2018, a 23% increase compared to US$ 20,917 million in 9M-2017, mainly due to higher margins of oil exports, as a result of the increase in Brent prices, and to higher margin in the domestic sales of oil products. On the other hand, domestic sales volumes of oil products dropped (mainly gasoline). Gross Margin** was 36% in 9M-2018, compared to 32% in 9M-2017.

Operating income and expenses

Operating income was US$ 14,423 million in 9M-2018, a 24% increase from US$ 11,654 million in 9M-2017 mainly due to the rise in gross profit, negatively impacted by higher sale expenses, derived from the payment of tariffs to the third-party gas pipeline, by the foreign exchange losses on Class Action outstanding balance and by lower gains with divestments, when compared to 9M-2017. There was also reduction in general and administrative expenses.

Net Finance Income (Expense)

The net finance expense was US$ 4,447 million in 9M-2018, a 41% decrease compared to US$ 7,555 million in 9M-2017 mainly as a result of lower financing expenses, due to prepayment of debt and to the gain arising from the renegotiation of debts with Eletrobras System.

Net income (loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was US$ 6,622 million in 9M-2018, a 315% increase compared to US$ 1,596 million in 9M-2017. The result improved mainly due to increase in domestic oil products and oil exports margins and to the drop in net finance expenses.

Adjusted EBITDA**

Adjusted EBITDA increased to US$ 23,844 million in 9M-2018, from US$ 20,039 million in 9M-2017. The Adjusted EBITDA Margin** reached 33% in 9M-2018 compared to 31% in 9M-2017.

Net cash provided by operating activities and Free Cash Flow **

Free cash flow was US$ 10,604 million in 9M-2018, a decrease of 10% when compared to US$ 11,814 million in 9M-2017, derived, primarily, from foreign exchange translation effects.

* Additional information about operating results of 9M-2018 x 9M-2017, see “Additional Information” item II.

** See definitions of Free Cash Flow, Gross Margin, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

www.petrobras.com.br/ir*

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002  – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

I. Summary financial information and Consolidated Economic Indicators

	US$ million
	Jan-Sep
	2018	2017	(%)
Sales revenues	71,238	65,260	9
Gross profit	25,795	20,917	23
Operating expenses	(11,372)	(9,263)	(23)
Operating income (loss)	14,423	11,654	24
Net finance income (expense)	(4,447)	(7,555)	41
Consolidated net income (loss) attributable to the shareholders of Petrobras	6,622	1,596	315
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.51	0.12	325
Adjusted EBITDA *	23,844	20,039	19
Adjusted EBITDA margin* (%)	33	31	2
Gross margin* (%)	36	32	4
Operating margin* (%)	20	18	2
Net margin* (%)	9	2	7

Total capital expenditures *	10,113	10,528	(4)
Exploration & Production	8,892	8,454	5
Refining, Transportation and Marketing	732	944	(22)
Gas & Power	281	950	(70)
Distribution	90	73	23
Biofuel	16	16	−
Corporate	102	91	12

Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.60	3.18	13
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	4.00	3.17	26
Variation of the period-end commercial selling rate for U.S. dollar (%)	26.40	(2.40)	29

Domestic basic oil products price (U.S.$/bbl)	81.23	69.40	17
Brent crude (U.S.$/bbl)	72.13	51.90	39

Domestic Sales price
Crude oil (U.S.$/bbl)	66.64	48.75	37
Natural gas (U.S.$/bbl)	40.84	37.49	9

International Sales price
Crude oil (U.S.$/bbl)	65.41	44.81	46
Natural gas (U.S.$/bbl)	24.70	20.47	21

Total sales volume (Mbbl/d)
Diesel	773	726	6
Gasoline	459	528	(13)
Fuel oil	46	58	(21)
Naphtha	97	141	(31)
LPG	232	237	(2)
Jet fuel	107	100	7
Others	166	169	(2)
Total oil products	1,880	1,959	(4)
Ethanol, nitrogen fertilizers, renewables and other products	68	109	(38)
Natural gas	352	353	−
Total domestic market	2,300	2,421	(5)
Crude oil, oil products and other exports	596	713	(16)
International sales **	238	241	(1)
Total international market	834	954	(13)
Total	3,134	3,375	(7)

*

* See definition of Capital Expenditures, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the reconciliation in Reconciliation of Adjusted EBITDA.

** Sales from operations outside of Brazil, including trading and excluding exports.

II. Results of Operations of Jan-Sep/2018  compared to Jan-Sep/2017

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”. For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign exchange translation effects on results of operations of Jan-Sep/2018”.

Sales revenues were US$ 71,238 million in Jan-Sep/2018, a 9% increase (US$ 5,978 million) when compared to US$ 65,260 million in Jan-Sep/2017, mainly due to:

•	Higher domestic revenues (US$ 2,979 million), mainly as a result of:

✓

Higher oil products revenues (US$ 4,143 million), primarily reflecting an increase in average realization prices of diesel, gasoline and liquefied petroleum gas in accordance with our pricing policies for these products, higher prices of other oil products following the increase in international prices, as well as an increase in diesel sales volume due to lower imports from competitors. These effects were partially offset by the decrease in oil products sales volume, mainly for gasoline due to a higher portion of ethanol in fuel market, as well as lower sales of naphtha to Braskem.

✓	Higher revenues of natural gas (US$ 347 million), due to increase in prices; and
✓	Decreased electricity revenues when expressed in U.S. dollars (US$ 618 million), following lower prices.

•

Higher export revenues (US$ 1,728 million), driven by an increase in international prices of crude oil and oil products, partially offset by the decrease in crude oil volume exported due to lower production;

•	Higher revenues from operations abroad (US$ 1,271 million) following higher international prices.

Cost of sales was US$ 45,443 million in Jan-Sep/2018, a  2% increase (US$ 1,100 million) compared to US$  44,343 million in Jan-Sep/2017, mainly due to:

•	Higher production taxes expenses and import costs of crude oil, oil products and natural gas, due to higher international prices;
•	Increased costs from operations abroad, following higher international prices; and
•	Higher share of crude oil imports on feedstock processed and of LNG on sales mix.
•

Foreign exchange translation effects partially offset the aforementioned issues due to the decrease of the average cost of sales when expressed in U.S. dollars, reflecting the depreciation of the average Brazilian real;

Selling expenses were US$ 4,083 million in Jan-Sep/2018, a 23%  increase (US$ 775 million) compared to US$ 3,308 million in Jan-Sep/2017, mainly due to:

•	Increased impairment of trade and other receivables, primarily relating to companies from the electricity sector; and
•	Higher transportation charges, due to the payment of tariffs for the use of third party gas pipelines, following the sale of Nova Transportadora do Sudeste (NTS) in April 2017.

General and administrative expenses were US$ 1,832 million in Jan-Sep/2018, a 17% decrease (US$ 366  million) compared to US$ 2,198 million in Jan-Sep/2017, mainly due to lower expenses with outsourced consulting, IT and administrative services, following financial discipline of controlling expenses.

Exploration costs were US$ 402 million in Jan-Sep/2018, a 19% decrease (US$ 92 million) compared to US$ 494 million in Jan-Sep/2017, mainly due to lower exploration expenditures written off with projects without economic viability (US$ 153 million), partially offset by higher provisions related to contractual penalties arising from local content requirements (US$ 70 million).

Other taxes were US$ 448 million in Jan-Sep/2018, a US$ 919 million decrease compared to US$ 1,367 million in Jan-Sep/2017, mainly as a result of the Company’s decision, in Jan-Sep/2017, to benefit from the Tax Settlement Programs (US$ 799 million) and from the State Tax Amnesty Program (US$ 56 million).

Other income and expenses totaled US$ 4,131 million in expenses in Jan-Sep/2018, a US$ 2,647 million increase compared to the US$ 1,484 million in expenses in Jan-Sep/2017, mainly due to:

•

Lower net gain on the sale and write-off of assets (US$ 1,009 million), mainly driven by the US$ 1,952 million gain on sale of interests in NTS recognized in Jan-Sep/2017; partially offset by the gains, in Jan-Sep/2018, on sale of Lapa and Iara fields (US$ 689 million) and by the contingent payment received for the sale of Carcará area (US$ 300 million);

•	Agreement to settle Lava Jato Investigations with U.S. Authorities (US$ 895 million) in 2018;
•

Lower fair value of commodities put options related to the hedge of part of crude oil production (US$ 608 million), considering its nature of insurance and protection against the variation of the commodity.

•	Foreign exchange losses in 2018 related to the Class Action Settlement provision (US$ 539 million);
•	Increased impairment of assets (US$ 239 million), mainly related to E&P assets of PAI;
•	Higher amounts recovered from Lava Jato Investigations (US$ 392 million); and
•

Reversal of provision for losses and contingencies with judicial proceedings related to the extrajudicial agreement of BR Distribuidora for the settlement of tax debts with the State of Mato Grosso (US$ 347 million).

Net finance expense (income) was US$ 4,447 million in Jan-Sep/2018, a 41% decrease (US$ 3,108 million) when compared to US$ 7,555 million in Jan-Sep/2017, mainly due to:

•	Lower debt interest and charges (US$ 1,019 million) due to lower interest expenses following pre-payment of debts;
•

Decreased foreign exchange losses mainly reflecting a US$ 651 million loss in Jan-Sep/2017 driven by the impact of 12% depreciation of the U.S. dollar on the Company’s net debt in Euro, compared to US$ 2 million gain in Jan-Sep/2018 following a 3.1% appreciation of the U.S. dollar on the Company’s net debt in Euro. This effect was partially offset by a higher reclassification of foreign exchange losses from equity to net income derived from occurred exports designated for cash flow hedge accounting (US$ 88 million).

•	Gains arising from the renegotiation of debts from Eletrobras Group in 2Q-2018 (US$ 580 million); and
•	Finance charges due to the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização de Tributos Federais) in Jan-Sep/2017 (US$ 630 million).

Income taxes expenses were US$ 3,834 million in Jan-Sep/2018, a 37% increase (US$ 1,034 million) compared to US$ 2,800 million in Jan-Sep/2017, as a result of higher taxable income (before taxes) of the period, partially offset by the Company’s decision, in Jan-Sep/2017, to benefit from the Tax Settlement Programs (Programas de Regularização de Tributos Federais). For more information about income taxes expenses, see Note 19.6 to the Company´s unaudited interim consolidated financial statements.

Result attributable to non-controlling interests were US$ 11 million in Jan-Sep/2018, a US$ 216 million decrease compared to the US$ 227 million in Jan-Sep/2017, mainly reflecting the impact of the foreign exchange depreciation of the Brazilian real on debt of structured entities in U.S. dollars, partially offset by the positive result of BR Distribuidora, which has not been a wholly-owned subsidiary since December 2017.

* For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign exchange translation effects on results of operations of Jan-Sep/2018”.

III. RESULT BY BUSINESS SEGMENT*

Exploration & Production Summary financial information and Main Indicators

	US$ million
	Jan-Sep
	2018	2017	(%)
Sales revenues	39,049	30,739	27
Brazil	38,147	30,078	27
Abroad	902	661	36
Gross profit	16,891	10,179	66
Brazil	16,432	9,953	65
Abroad	459	226	103
Operating expenses	(2,007)	(2,813)	29
Brazil	(1,371)	(2,386)	43
Abroad	(636)	(427)	(49)
Operating income (loss)	14,884	7,366	102
Brazil	15,060	7,567	99
Abroad	(176)	(201)	12
Net income (Loss) attributable to the shareholders of Petrobras	9,899	4,931	101
Brazil	9,941	4,982	100
Abroad	(42)	(51)	18
Adjusted EBITDA of the segment **	21,509	14,952	44
Brazil	21,024	14,873	41
Abroad	485	79	514
EBITDA margin of the segment (%)**	55	49	6
Capital expenditures ** of the segment	8,892	8,454	5

Average Brent crude (US$/bbl)	72.13	51.90	39

Sales price - Brazil
Crude oil (US$/bbl)	66.64	48.75	37
Sales price - Abroad
Crude oil (US$/bbl)	65.41	44.81	46
Natural gas (US$/bbl)	24.70	20.47	21
Crude oil and NGL production (Mbbl/d)***	2,094	2,223	(6)
Brazil	2,028	2,158	(6)
Abroad	45	42	7
Non-consolidated production abroad	21	23	(9)
Natural gas production (Mbbl/d)***	523	553	(5)
Brazil	486	502	(3)
Abroad	37	51	(27)
Total production	2,617	2,776	(6)

Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.12	11.26	(1)
including production taxes	24.59	19.96	23

Lifting cost – abroad without production taxes (US$/barrel)	5.33	5.06	5

Production taxes - Brazil	8,254	5,547	49
Royalties	3,675	2,810	31
Special participation charges	4,541	2,693	69
Rental of areas	38	44	(14)
Production taxes - Abroad	16	19	(16)

*

***

*Biofuels and Corporate segments are disclosed only in segment information tables.
**See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

a) EXPLORATION & PRODUCTION (E&P)

9M-2018 x 9M-2017

Gross Profit

The growth in gross profit reflects the increase in Brent, partially offset by the reduction in production.

Operating Income and Expense

The increase in operating income is due, in addition to the increase in gross profit, to the result of the assignment of rights in the areas of Lapa, Iara and Carcará, and the provision for write-down of the receivable related to Vitória 10,000 drilling rig, driven by the termination of the finance lease agreement.

Operating Performance

Production

Oil, NGL and natural gas production decreased compared to the same period last year, mainly due to divestments of Lapa and Roncador fields, to the end of the early production system in Itapu field in the Santos Basin, and to the natural decline in production, partially offset by the production startup of FPSO Cidade de Campos dos Goytacazes in the Tartaruga Verde field, and of the P-74 in Búzios field.

Lifting Cost

The indicator decreased due to the impact of the appreciation of U.S. dollar over  expenses denominated in reais, in addition to the lower expenses with interventions in wells. This effect was partially offset by the reduction in production.

In addition, there was higher government participation expenses as a result of higher international oil prices.

Refining, Transportation and Marketing Summary financial information and Main Indicators

	US$ million
	Jan-Sep
	2018	2017	(%)
Sales revenues	54,519	49,722	10
Brazil (includes trading operations abroad)	56,526	50,892	11
Abroad	2,348	1,363	72
Eliminations	(4,355)	(2,533)	(72)
Gross profit	6,396	6,395	−
Brazil	6,337	6,403	(1)
Abroad	59	(8)	838
Operating expenses	(2,055)	(2,149)	4
Brazil	(2,041)	(2,113)	3
Abroad	(14)	(36)	61
Operating income (loss)	4,341	4,246	2
Brazil	4,298	4,290	−
Abroad	43	(44)	198
Net income (loss) attributable to the shareholders of Petrobras	3,266	3,205	2
Brazil	3,237	3,235	−
Abroad	29	(30)	197
Adjusted EBITDA of the segment *	5,955	6,239	(5)
Brazil	5,868	6,238	(6)
Abroad	87	1	8600
EBITDA margin of the segment (%)*	11	13	(2)
Capital expenditures * of the segment	732	944	(22)
Domestic basic oil products price (US$/bbl)	81.23	69.40	17
Imports (Mbbl/d)**	324	323	−
Crude oil import	157	123	28
Diesel import	47	15	213
Gasoline import	9	11	(18)
Other oil product import	111	174	(36)
Exports (Mbbl/d)**	596	708	(16)
Crude oil export	415	550	(25)
Oil product export	181	158	15
Exports (imports), net	272	385	(29)

Refining Operations - Brazil (Mbbl/d)**
Output of oil products	1,773	1,802	(2)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	77	77	−
Feedstock processed (excluding NGL)	1,672	1,686	(1)
Feedstock processed	1,726	1,734	−
Domestic crude oil as % of total feedstock processed	92	94	(2)
Refining Operations - Abroad (Mbbl/d)**
Total feedstock processed	109	86	27
Output of oil products	107	87	23
Reference feedstock	100	100	−
Refining plants utilization factor (%)	101	82	19
Refining cost - Brazil
Refining cost (US$/barrel)	2.52	2.95	(15)

Refining cost - Abroad (US$/barrel)	4.55	4.63	(2)

Sales volume** (includes sales to BR Distribuidora and third-parties)
Diesel	714	661	8
Gasoline	401	460	(13)
Fuel oil	47	63	(25)
Naphtha	97	141	(31)
LPG	232	238	(2)
Jet fuel	122	113	8
Others	182	185	(2)
Total domestic oil products (Mbbl/d)	1,795	1,861	(4)

* **

**

* See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

b) REFINING, TRANSPORTATION AND MARKETING (RTM)

9M-2018 x 9M-2017

Operating Income and expense

The increase in operating income was a result of higher margin of oil products and crude oil, due to the realization of inventories formed at lower prices. This result was partially compensated by lower sales volumes and foreign exchange translation effects.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

There was a reduction in net export of oil due to lower production.

The increase in net export of oil products is due to the loss of market share from gasoline to ethanol and a reduction in sales of naphtha to Braskem.

The company maintained its position as a net exporter, with a balance of 272 thousand bpd.

Refining Operations

Processed feedstock remained at the same level as 2017.

Refining Cost

Refining cost dropped mainly reflecting cost efficiencies.

Gas & Power Summary financial information and Main Indicators

	US$ million
	Jan-Sep
	2018	2017	(%)
Sales revenues	9,141	8,844	3
Brazil	9,094	8,812	3
Abroad	47	32	47
Gross profit	2,371	2,477	(4)
Brazil	2,364	2,473	(4)
Abroad	7	4	75
Operating expenses	(2,298)	494	(565)
Brazil	(2,289)	510	(549)
Abroad	(9)	(16)	44
Operating income (loss)	73	2,971	(98)
Brazil	75	2,981	(97)
Abroad	(2)	(10)	80
Net income (Loss) attributable to the shareholders of Petrobras	16	1,962	(99)
Brazil	21	1,945	(99)
Abroad	(5)	17	(129)
Adjusted EBITDA of the segment *	593	1,491	(60)
Brazil	594	1,493	(60)
Abroad	(1)	(2)	50
EBITDA margin of the segment (%) *	6	17	(11)

Capital expenditures * of the segment	281	950	(70)

Physical and financial indicators**
Electricity sales (Free contracting market - ACL) - average MW	843	792	6
Electricity sales (Regulated contracting market - ACR) - average MW	2,788	3,058	(9)
Generation of electricity - average MW	2,533	2,930	(14)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	90	92	(3)
Domestic natural gas available (Mbbl/d)	302	335	(10)
Imports of LNG (Mbbl/d)***	54	28	93
Imports of natural gas (Mbbl/d)	145	147	(1)

*88

* See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
** Imports of regasified LNG have been considered as from the RMF 2Q-2018. Until the RMF 1Q-2018, it considered imports of LNG, regardless of its regasification within the analyzed period.

c) GAS & POWER (G&P)

9M-2018 x 9M-2017

Gross Profit

Gross profit was lower due to foreign exchange translation effects, since the US dollar denominated portion of the costs is higher than in the revenues.

Operating income and expense

Operating income decreased as a result of higher sales expenses with the payment of tariffs for the use of gas pipelines in the Southeast grid, and expected credit losses (ECL) related to the supply of natural gas to the thermoelectric segment in the Northern Region, in addition to gains on the sale of NTS in 2Q17.

Operating Performance

Physical and Financial Indicators

Increased imports of LNG due to lower availability of domestic gas, as a result of stoppage at Mexilhão platform.

The higher volume of sales in the Free Contracting Market (ACL) was due to new sales opportunities in the short-term market. The volume reduction in the Regulated Contracting Market (RCA) resulted from the expiration of contracts.

Despite the foreign translation effects from the depreciation of Real against the U.S. dollar, the electricity price in the spot market increased due to the lower affluence at the beginning of the dry season and the fact that the reservoirs started the year at levels lower than in 2017. However, energy generation was lower than the previous year due to higher gas costs.

Distribution Summary financial information and Main Indicators

	US$ million
	Jan-Sep
	2018	2017	(%)
Sales revenues	21,052	20,133	5
Brazil	19,949	19,122	4
Abroad	1,103	1,011	9
Gross profit	1,266	1,493	(15)
Brazil	1,186	1,407	(16)
Abroad	80	86	(7)
Operating expenses	(640)	(914)	30
Brazil	(589)	(868)	32
Abroad	(51)	(46)	(11)
Operating income (loss)	626	579	8
Brazil	601	538	12
Abroad	25	41	(39)
Net Income (Loss) attributable to the shareholders of Petrobras	297	382	(22)
Brazil	281	356	(21)
Abroad	16	26	(38)
Adjusted EBITDA of the segment*	717	690	4
Brazil	684	645	6
Abroad	33	45	(27)
EBITDA margin of the segment (%)*	3	3	−

Capital expenditures* of the segment	90	73	23

Sales Volumes - Brazil (Mbbl/d)
Diesel	301	298	1
Gasoline	162	188	(14)
Fuel oil	37	49	(26)
Jet fuel	53	51	5
Others	78	85	(8)
Total domestic oil products	631	672	(6)

***

* See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

d) DISTRIBUTION

9M-2018 x 9M-2017

Gross Profit

The decrease in gross profit reflected the reduction in the volume sold of gasoline and fuel oil.

Operating income and expense

Operating income increased primarily as a result of the reversal of the provision for losses on lawsuits arising from the Extraordinary Settlement Agreement signed with the State of Mato Grosso.

IV. Liquidity and Capital Resources

	U.S.$ million
	Jan-Sep
	2018	2017
Adjusted cash and cash equivalents* at the beginning of period	24,404	21,989
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,885)	(784)
Cash and cash equivalents at the beginning of period	22,519	21,205
Net cash provided by (used in) operating activities	19,501	21,085
Net cash provided by (used in) investing activities	(3,313)	(7,241)
Acquisition of PP&E and intangibles assets	(9,388)	(9,481)
Investments in investees	(30)	(43)
Proceeds from disposal of assets - Divestment	4,915	2,953
Divestment (Investment) in marketable securities	669	(923)
Dividends received	521	253
(=) Net cash provided by operating and investing activities	16,188	13,844
Net financings	(23,446)	(11,389)
Proceeds from financing	9,008	22,644
Repayments	(32,454)	(34,033)
Dividends paid to shareholders of Petrobras	(316)	−
Dividends paid to non-controlling interest	(168)	(149)
Investments by non-controlling interest	33	(61)
Effect of exchange rate changes on cash and cash equivalents	(623)	45
Cash and cash equivalents at the end of period	14,187	23,495
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,040	1,813
Adjusted cash and cash equivalents* at the end of period	15,227	25,308

Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	19,501	21,085
Acquisition of PP&E and intangibles assets, investments in investees and dividends received	(8,897)	(9,271)
Free cash flow*	10,604	11,814

As of September 30, 2018, the balance of cash and cash equivalents was US$ 14,187 million and the balance of adjusted cash and cash equivalents was US$ 15,227 million. The resources from cash provided by operating activities of US$ 19,501 million, proceeds from financing of US$ 9,008 million, proceeds from divestments of US$ 4,915 million were used for repayment of financing (and interest payments) and for capital expenditures.

Net cash provided by operating activities decreased to US$ 19,501 million, as a result of foreign exchange translation effects, payment of two installments of the agreement to settle Class Action and lower sales volumes, partially offset by higher margins in domestic sales of oil products and oil exports.

Acquisition of PP&E and intangibles assets, investments in investees and dividends received totaled US$ 8,897 million in 9M-2018, a reduction of 4%.

The above mentioned factors led to a decrease of 10% in Free cash flow, which totaled US$ 10,604 million in 9M-2018.

From January to September 2018, proceeds from financing amounted to US$ 9,008 million, in part as a result of: (i) funds raised from the domestic and international banking market in the amount of US$ 5,643 million with average term of 6.19 years; (ii) global notes issued in the capital market in the amount of US$ 1,962 million and maturing in 2029; and (iii) proceeds from Export Credit Agency amounting to US$ 1,041 million.

In addition, the Company paid debts: (i) US$ 12,816 million relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 305 million; and (ii) pre-payment of banking loans in the domestic and international market totaling US$ 11,974 million; and (iii) pre-payment of US$ 687 million with respect to financings with BNDES.

The nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million, below:

Maturity	2018	2019	2020	2021	2022	2023 and thereafter	Balance on September 30, 2018	Balance on December 31, 2017
Principal	734	2,555	5,473	7,800	11,798	60,504	88,864	110,530
Interest	1,384	5,090	4,916	4,583	4,089	32,669	52,730	60,728
Total	2,118	7,645	10,389	12,383	15,887	93,173	141,594	171,258

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net Debt and definitions of Adjusted Cash and Cash Equivalents and Free Cash Flow in Glossary.

V. Consolidated debt

As of September 30, 2018, the total debt in U.S. dollars decreased 19% when compared to December 31, 2017. The net debt in U.S. dollars decreased by 14% when compared to December 31, 2017, mainly as a result of repayments of principal and interest.

Current debt and non-current debt include finance lease obligations of US$ 22 million and US$ 166 million as of September 30, 2018, respectively (US$ 25 million and US$ 204 million on December 31, 2017).

The weighted average maturity of outstanding debt reached 9.05 years as of September 30, 2018 (compared to 8.62 years as of December 31, 2017).The Average interest rate increased to 6.2% in September, 2018 from 6.1% in December 31, 2017.

The ratio between net debt and the Adjusted EBITDA* decreased to 2.62 as of September 30, 2018 from 3.53 as of December 31, 2017. The ratio between net debt and the OCF decreased to 2.90 as of September 30, 2018 from 3.20 as of December 31, 2017.

	U.S.$ million

	09.30.2018	12.31.2017	Δ%
Current debt	4,055	7,026	(42)
Non-current debt	84,060	102,249	(18)
Total	88,115	109,275	(19)
Cash and cash equivalents	14,187	22,519	(37)
Government securities and time deposits (maturity of more than 3 months)	1,040	1,885	(45)
Adjusted cash and cash equivalents *	15,227	24,404	(38)
Net debt *	72,888	84,871	(14)
Net debt/(net debt+shareholders' equity) - Leverage *	50%	51%	(1)
Total net liabilities *	201,251	226,962	(11)
(Net third parties capital / total net liabilities)	63%	64%	(1)
Net debt/LTM Adjusted EBITDA ratio *	2.62	3.53	(26)
Average interest rate (% p.a.)	6.2	6.1	1
Total debt net of cash and cash equivalents/ LTM OCF ratio*	2.90	3.20	(9)
Weighted average maturity of outstanding debt (years)	9.05	8.62	0.43

	US$ million

	09.30.2018	12.31.2017	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	44,310	53,492	(17)
Fixed rate debt	43,617	55,554	(21)
Total	87,927	109,046	(19)

Currency
Reais	16,813	21,505	(22)
US Dollars	65,190	79,687	(18)
Euro	3,549	5,373	(34)
Other currencies	2,375	2,481	(4)
Total	87,927	109,046	(19)

By maturity
2018	1,983	7,001	(72)
2019	2,657	6,476	(59)
2020	5,339	9,641	(45)
2021	7,669	12,745	(40)
2022	11,718	18,014	(35)
2023 years on	58,561	55,169	6
Total	87,927	109,046	(19)

**

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, LTM Adjusted EBITDA, LTM OCF and Leverage in Glossary and reconciliation in Reconciliation of Adjusted EBITDA and LTM OCF.

VI. Reconciliation of Adjusted EBITDA and Net Debt/Adjusted EBITDA Metric

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities and is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

In calculating Adjusted EBITDA for Jan-Sep/2018, we adjusted our EBITDA for the period by adding foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies. Legal provisions in foreign currencies primarily consist Petrobras’s portion of the class action settlement provision created in December 2017. The foreign exchange gains or losses on legal provisions are presented in other income and expenses for accounting purposes but management does not consider them to be part of the Company’s primary business. In addition, they are substantially similar to the foreign exchange effects presented within net finance income. No adjustments have been made to the comparative measures presented as amounts were not significant in these periods.

This measure is used to calculate the metric Net Debt/ LTM Adjusted EBITDA, which is established in the business plan 2018-2022, to support management’s assessment of liquidity and leverage.

Net Debt reflects the gross debt net of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term.

The Adjusted EBITDA is an alternative performance measure for the Company. This measure is being presented as a supplementary information to readers.

EBITDA, Adjusted EBITDA , LTM Adjusted EBITDA and Net debt/Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company's financial conditions.

Adjusted EBITDA

	U.S.$ million
	Jan-Sep
	2018	2017	(%)

Net income (loss)	6,633	1,823	264
Net finance income (expenses)	4,447	7,555	(41)
Income taxes	3,834	2,800	37
Depreciation, depletion and amortization	9,159	10,090	(9)
EBITDA	24,073	22,268	8
Results in equity-accounted investments	(491)	(524)	6
Impairment	349	110	217
Reclassification of cumulative translation adjustment - CTA	−	37	(100)
Gains and losses on disposal/write-offs of assets (*)	(626)	(1,852)	66
Foreign exchange gains or losses on provisions for legal proceedings	539	−
Adjusted EBITDA	23,844	20,039	19
Adjusted EBITDA margin (%)	33	31	2

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	09.30.2018	12.31.2017	4Q-2017	1Q-2018	2Q-2018	3Q-2018
Net income (loss)	4,979	169	(1,654)	2,196	2,688	1,749
Net finance income (expenses)	6,787	9,895	2,340	2,235	734	1,478
Income taxes	2,862	1,828	(972)	1,219	1,286	1,329
Depreciation, depletion and amortization	12,376	13,307	3,217	3,409	3,041	2,709
EBITDA	27,004	25,199	2,931	9,059	7,749	7,265
Results in equity-accounted investments	(640)	(673)	(149)	(158)	(86)	(247)
Impairment	1,430	1,191	1,081	18	(49)	380
Reclassification of cumulative translation adjustment - CTA	−	37	−	−	−	−
Gains and losses on disposal/write-offs of assets *	(489)	(1,715)	137	(1,005)	316	63
Foreign exchange gains or losses on provisions for legal proceedings	539	−	−	31	410	98
Adjusted EBITDA	27,844	24,039	4,000	7,945	8,340	7,559
Income taxes	(2,862)	(1,828)	972	(1,219)	(1,286)	(1,329)
Allowance (reversals) for impairment of trade and others receivables	995	708	73	137	288	497
Trade and other receivables, net	(2,711)	(978)	(204)	558	(1,898)	(1,167)
Inventories	(3,289)	(336)	(649)	(352)	(1,493)	(795)
Trade payables	1,516	(62)	20	(418)	666	1,248
Deferred income taxes, net	(559)	467	(1,001)	195	147	100
Taxes payable	1,291	2,153	561	143	585	2
Others	3,303	2,949	2,255	(140)	1,750	(562)
Net cash provided by operating activities -OCF	25,528	27,112	6,027	6,849	7,099	5,553

Net Debt/Adjusted EBITDA Metric

The Net debt/Adjusted EBITDA ratio is an important metric used in our 2018-2022 Plan that supports our management in assessing the liquidity and leverage of Petrobras Group.

In order to translate the items comprising this metric into the presentation currency of the Company’s financial statements (U.S. dollars), the Company applied the same foreign exchange translation method as set out IAS 21 - The effects of changes in foreign exchanges rates (see note 2.2 to the interim financial statements for September 30, 2018). Accordingly, assets and liabilities items were translated into U.S. dollars at the exchange rate as of the date of the statement of financial position, and all items pertaining to the statement of income and statement of cash flows were translated at the average rates prevailing at each quarter of the years.

The Company has pursued a 2.5 target ratio based on our net debt and Adjusted EBITDA computed in reais and, depending on the foreign translation effects on items that comprise this metric, the Net Debt/Adjusted EBITDA may significantly differ or even present a different trend when calculated in USD.

The following table presents, in both currencies, the reconciliation for this metric to the most directly comparable GAAP measure in accordance with IFRS, which is in this case the Gross Debt Net of Cash and Cash Equivalents / Net Cash provided by operating activities ratio:

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

	R$ million		US$ million

	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Cash and cash equivalents	56,803	74,494	14,187	22,519
Government securities and time deposits (maturity of more than three months)	4,164	6,237	1,040	1,885
Adjusted cash and cash equivalents	60,967	80,731	15,227	24,404
Current and non-current debt - Gross Debt	352,801	361,483	88,115	109,275
Net debt	291,834	280,752	72,888	84,871
Net cash provided by operating activities -OCF	89,305	86,467	25,528	27,112
Income taxes	(10,686)	(5,797)	(2,862)	(1,828)
Impairment of trade and others receivables	3,683	2,271	995	708
Trade and other receivables, net	(10,308)	(3,140)	(2,711)	(978)
Inventories	(11,774)	(1,130)	(3,289)	(336)
Trade payables	6,043	(160)	1,516	(62)
Deferred income taxes, net	(1,689)	1,452	(559)	467
Taxes payable	4,401	6,911	1,291	2,153
Others	10,958	9,503	3,303	2,949
Adjusted EBITDA	98,677	76,557	27,844	24,039
Gross debt net of cash and cash equivalents/OCF ratio	3.27	3.25	2.90	3.20
Net debt/Adjusted EBITDA ratio	2.96	3.67	2.62	3.53

VII. Foreign Exchange Translation Effects on Results of Operations of Jan-Sep/2018

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the results of operations in Brazilian real were translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the Brazilian real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates against the U.S. dollar, as it did in Jan-Sep/2018, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In 2018, the results on a constant currency basis were computed by converting the 1Q-2018, 2Q-2018 and 3Q-2018 results from Brazilian real into U.S. dollars based on the same average exchange rates used in 1Q-2017, 2Q-2017 and 3Q-2017 (3.1451, 3.2174 and 3.1640, respectively).

The amounts and respective variations presented in constant currency are not measures defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Sep				Jan-Sep 2018
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2018	2017	Δ	Δ (%)	Foreign exchange translation effects	Results on a constant currency basis	Δ	Δ (%)
Sales revenues	71,238	65,260	5,978	9	(9,724)	80,962	15,702	24
Cost of sales	(45,443)	(44,343)	(1,100)	(2)	6,228	(51,671)	(7,328)	(17)
Gross profit	25,795	20,917	4,878	23	(3,496)	29,291	8,374	40
Selling expenses	(4,083)	(3,308)	(775)	(23)	570	(4,653)	(1,345)	(41)
General and administrative expenses	(1,832)	(2,198)	366	17	234	(2,066)	132	6
Exploration costs	(402)	(494)	92	19	51	(453)	41	8
Research and development expenses	(476)	(412)	(64)	(16)	63	(539)	(127)	(31)
Other taxes	(448)	(1,367)	919	67	67	(515)	852	62
Other income and expenses	(4,131)	(1,484)	(2,647)	(178)	711	(4,842)	(3,358)	(226)
Operating income	14,423	11,654	2,769	24	(1,800)	16,223	4,569	39
Net finance income (expense)	(4,447)	(7,555)	3,108	41	526	(4,973)	2,582	34
Results in equity-accounted investments	491	524	(33)	(6)	(75)	566	42	8
Income before income taxes	10,467	4,623	5,844	126	(1,351)	11,818	7,195	156
Income taxes	(3,834)	(2,800)	(1,034)	(37)	525	(4,359)	(1,559)	(56)
Net income	6,633	1,823	4,810	264	(826)	7,459	5,636	309

* Variation after isolating foreign exchange translation effects between periods used for translation.

VIII. SUMMARY OF UNAUDITED INTERIM FINANCIAL STATEMENTS

Income Statement - Consolidated

	U.S.$ million
	Jan-Sep
	2018	2017
Sales revenues	71,238	65,260
Cost of sales	(45,443)	(44,343)
Gross profit	25,795	20,917

Selling expenses	(4,083)	(3,308)
General and administrative expenses	(1,832)	(2,198)
Exploration costs	(402)	(494)
Research and development expenses	(476)	(412)
Other taxes	(448)	(1,367)
Other income and expenses	(4,131)	(1,484)
	(11,372)	(9,263)
Operating income (loss)	14,423	11,654
Finance income	2,185	857
Finance expenses	(4,490)	(5,678)
Foreign exchange gains (losses) and inflation indexation charges	(2,142)	(2,734)
Net finance income (expense)	(4,447)	(7,555)
Results in equity-accounted investments	491	524
Income (loss) before income taxes	10,467	4,623
Income taxes	(3,834)	(2,800)
Net income (loss)	6,633	1,823
Net income (loss) attributable to:
Non-controlling interests	11	227
Shareholders of Petrobras	6,622	1,596

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	09.30.2018	12.31.2017

Current assets	37,514	47,131
Cash and cash equivalents	14,187	22,519
Marketable securities	1,040	1,885
Trade and other receivables, net	6,409	4,972
Inventories	9,707	8,489
Recoverable taxes	2,357	2,437
Assets classified as held for sale	377	5,318
Other current assets	3,437	1,511
Non-current assets	178,964	204,235
Long-term receivables	20,374	21,450
Trade and other receivables, net	4,452	5,175
Marketable securities	50	64
Judicial deposits	6,040	5,582
Deferred taxes	3,990	3,438
Other tax assets	2,425	3,075
Advances to suppliers	745	1,032
Other non-current assets	2,672	3,084
Investments	3,346	3,795
Property, plant and equipment	152,533	176,650
Intangible assets	2,711	2,340
Total assets	216,478	251,366

LIABILITIES	U.S.$ million
	09.30.2018	12.31.2017
Current liabilities	23,495	24,948
Trade payables	6,858	5,767
Finance debt and Finance lease obligations	4,055	7,026
Taxes payable	4,068	4,847
Payroll and related charges	1,694	1,309
Pension and medical benefits	748	844
Provisions for legal proceedings	3,016	2,256
Liabilities related to assets classified as held for sale	38	391
Agreement with US Authorities	883	−
Other current liabilities	2,135	2,508
Non-current liabilities	119,011	144,916
Finance debt and Finance lease obligations	84,060	102,249
Income taxes payable	540	671
Deferred taxes	436	1,196
Pension and medical benefits	18,111	20,986
Provisions for legal proceedings	3,041	4,770
Provision for decommissioning costs	11,896	14,143
Other non-current liabilities	927	901
Shareholders' equity	73,972	81,502
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(34,580)	(27,299)
Non-controlling interests	1,451	1,700
Total liabilities and shareholders' equity	216,478	251,366

Statement of Cash Flows – Consolidated

	US$ million
	Jan-Sep
	2018	2017
Cash flows from Operating activities
Net income for the period	6,633	1,823
Adjustments for:
Pension and medical benefits (actuarial expense)	1,630	2,056
Results in equity-accounted investments	(491)	(524)
Depreciation, depletion and amortization	9,159	10,090
Impairment of assets (reversal)	349	110
Inventory write-down to net realizable value	36	67
Allowance (reversals) for expected credit loss on trade and others receivables	922	635
Exploratory expenditures write-offs	72	225
Gains and losses on disposals/write-offs of assets	(626)	(1,635)
Foreign exchange, indexation and finance charges	6,120	7,397
Deferred income taxes, net	442	1,468
Reclassification of cumulative translation adjustment and other comprehensive income	−	59
Revision and unwinding of discount on the provision for decommissioning costs	500	573
Gain on remeasurement of investment retained with loss of control	−	(217)
Decrease (Increase) in assets
Trade and other receivables, net	(2,507)	(774)
Inventories	(2,640)	313
Judicial deposits	(1,568)	(580)
Other assets	(1,320)	(164)
Increase (Decrease) in liabilities
Trade payables	1,496	(82)
Other taxes payable	2,615	2,263
Income taxes paid	(1,885)	(727)
Pension and medical benefits	(736)	(620)
Other liabilities	1,300	(671)
Net cash provided by operating activities	19,501	21,085
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(9,388)	(9,481)
Investments in investees	(30)	(43)
Proceeds from disposal of assets - Divestment	4,915	2,953
Divestment (Investment) in marketable securities	669	(923)
Dividends received	521	253
Net cash provided by (used in) investing activities	(3,313)	(7,241)
Cash flows from Financing activities
Investments by non-controlling interest	33	(61)
Loans and financing, net:
Proceeds from financing	9,008	22,644
Repayment of principal	(27,914)	(28,565)
Repayment of interest	(4,540)	(5,468)
Dividends paid to Shareholders of Petrobras	(316)	−
Dividends paid to non-controlling interests	(168)	(149)
Net cash used in financing activities	(23,897)	(11,599)

Effect of exchange rate changes on cash and cash equivalents	(623)	45

Net increase (decrease) in cash and cash equivalents	(8,332)	2,290

Cash and cash equivalents at the beginning of the period	22,519	21,205

Cash and cash equivalents at the end of the period	14,187	23,495

IX. SEGMENT INFORMATION

Consolidated Income by Segment – Jan-Sep/2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	39,049	54,519	9,141	187	21,052	−	(52,710)	71,238
Intersegments	37,369	12,440	2,463	174	264	−	(52,710)	−
Third parties	1,680	42,079	6,678	13	20,788	−	−	71,238
Cost of sales	(22,158)	(48,123)	(6,770)	(175)	(19,786)	−	51,569	(45,443)
Gross profit	16,891	6,396	2,371	12	1,266	−	(1,141)	25,795
Expenses	(2,007)	(2,055)	(2,298)	(18)	(640)	(4,326)	(28)	(11,372)
Selling expenses	(63)	(1,278)	(1,916)	(2)	(662)	(142)	(20)	(4,083)
General and administrative expenses	(187)	(284)	(112)	(15)	(172)	(1,061)	(1)	(1,832)
Exploration costs	(402)	−	−	−	−	−	−	(402)
Research and development expenses	(330)	(8)	(18)	−	(1)	(119)	−	(476)
Other taxes	(96)	(86)	(33)	(3)	(63)	(167)	−	(448)
Other income and expenses	(929)	(399)	(219)	2	258	(2,837)	(7)	(4,131)
Operating income (loss)	14,884	4,341	73	(6)	626	(4,326)	(1,169)	14,423
Net finance income (expense)	−	−	−	−	−	(4,447)	−	(4,447)
Results in equity-accounted investments	67	358	72	(4)	(2)	−	−	491
Income (loss) before income taxes	14,951	4,699	145	(10)	624	(8,773)	(1,169)	10,467
Income taxes	(5,056)	(1,476)	(26)	2	(214)	2,539	397	(3,834)
Net income (loss)	9,895	3,223	119	(8)	410	(6,234)	(772)	6,633
Net income (loss) attributable to:
Non-controlling interests	(4)	(43)	103	−	113	(158)	−	11
Shareholders of Petrobras	9,899	3,266	16	(8)	297	(6,076)	(772)	6,622

Consolidated Income by Segment – Jan-Sep/2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	30,739	49,722	8,844	156	20,133	−	(44,334)	65,260
Intersegments	29,721	11,958	2,201	148	306	−	(44,334)	−
Third parties	1,018	37,764	6,643	8	19,827	−	−	65,260
Cost of sales	(20,560)	(43,327)	(6,367)	(164)	(18,640)	−	44,715	(44,343)
Gross profit	10,179	6,395	2,477	(8)	1,493	−	381	20,917
Expenses	(2,813)	(2,149)	494	(11)	(914)	(3,924)	54	(9,263)
Selling expenses	(97)	(1,305)	(1,239)	(2)	(750)	25	60	(3,308)
General and administrative expenses	(240)	(345)	(130)	(18)	(204)	(1,261)	−	(2,198)
Exploration costs	(494)	−	−	−	−	−	−	(494)
Research and development expenses	(249)	(9)	(22)	−	−	(132)	−	(412)
Other taxes	(72)	(105)	(226)	(6)	(38)	(920)	−	(1,367)
Other income and expenses	(1,661)	(385)	2,111	15	78	(1,636)	(6)	(1,484)

Operating income (loss)	7,366	4,246	2,971	(19)	579	(3,924)	435	11,654
Net finance income (expense)	−	−	−	−	−	(7,555)	−	(7,555)
Results in equity-accounted investments	81	377	91	(25)	−	−	−	524
Income (loss) before income taxes	7,447	4,623	3,062	(44)	579	(11,479)	435	4,623
Income taxes	(2,502)	(1,444)	(1,011)	6	(197)	2,496	(148)	(2,800)
Net income (loss)	4,945	3,179	2,051	(38)	382	(8,983)	287	1,823
Net income (loss) attributable to:
Non-controlling interests	14	(26)	89	−	−	150	−	227
Shareholders of Petrobras	4,931	3,205	1,962	(38)	382	(9,133)	287	1,596

Other Income and Expenses by Segment – Jan-Sep/2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(1,133)	−	(1,133)
Unscheduled stoppages and pre-operating expenses	(802)	(20)	(87)	−	−	(3)	−	(912)
Agreement with US Authorities	−	−	−	−	−	(895)	−	(895)
Gains / (losses) related to legal, administrative and arbitration proceedings	(129)	(102)	(146)	(1)	257	(628)	−	(749)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(608)	−	(608)
Profit sharing	(167)	(102)	(17)	(1)	(17)	(134)	−	(438)
Employee Career and Compensation Plan - PCR	(138)	(52)	(10)	−	−	(89)	−	(289)
Institutional relations and cultural projects	−	(2)	−	−	(25)	(108)	−	(135)
Operating expenses with thermoelectric power plants	−	−	(68)	−	−	−	−	(68)
Health, safety and environment	(20)	(10)	−	−	−	(23)	−	(53)
Allowance for impairment of other receivables	3	(77)	7	−	−	39	−	(28)
Voluntary Separation Incentive Plan - PIDV	−	1	−	−	(5)	1	−	(3)
Impairment	(376)	47	(20)	−	−	−	−	(349)
Government grants	2	2	29	2	−	24	−	59
Ship/Take or Pay agreements	−	31	23	−	7	1	−	62
Expenses/Reimbursements from E&P partnership operations	222	−	−	−	−	−	−	222
Amounts recovered from Lava Jato investigation	−	−	−	−	−	440	−	440
Gains / (losses) on disposal/write-offs of assets (*)	610	(42)	(17)	−	6	69	−	626
Others	(134)	(73)	87	2	35	210	(7)	120
	(929)	(399)	(219)	2	258	(2,837)	(7)	(4,131)

Other Income and Expenses by Segment – Jan-Sep/2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(1,445)	−	(1,445)
Unscheduled stoppages and pre-operating expenses	(1,089)	(30)	(75)	−	−	(1)	−	(1,195)
Gains / (losses) related to legal, administrative and arbitration proceedings	(423)	(136)	(149)	(1)	(32)	(119)	−	(860)
Profit sharing	(35)	(22)	(3)	−	(5)	(33)	−	(98)
Institutional relations and cultural projects	(1)	(2)	−	−	(31)	(118)	−	(152)
Operating expenses with thermoelectric power plants	−	−	(56)	−	−	−	−	(56)
Health, safety and environment	(9)	(6)	(2)	−	−	(33)	−	(50)
Allowance for impairment of other receivables	(469)	(8)	−	−	−	(19)	−	(496)
Voluntary Separation Incentive Plan - PIDV	52	(13)	44	−	45	109	−	237
Impairment	−	(36)	(74)	−	−	−	−	(110)
Government grants	3	10	54	3	−	−	−	70
Ship/Take or Pay agreements	1	48	371	−	6	−	−	426
Expenses/Reimbursements from E&P partnership operations	271	−	−	−	−	−	−	271
Amounts recovered from Lava Jato investigation	−	−	−	−	−	48	−	48
Gains / (losses) on disposal/write-offs of assets (*)	(189)	(128)	1,944	3	10	(5)	−	1,635
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(37)	−	(37)
Gain on remeasurement of investment retained with loss of control	−	−	217	−	−	−	−	217
Others	227	(62)	(160)	10	85	17	(6)	111
	(1,661)	(385)	2,111	15	78	(1,636)	(6)	(1,484)

* In 2018, it primarily comprises divestment results. In 2017, it primarily includes returned areas, canceled projects and the gain on the divestment of NTS.

Consolidated Assets by Segment – 09.30.2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	126,758	45,631	14,997	169	5,195	28,075	(4,347)	216,478

Current assets	3,914	13,747	2,040	55	2,715	19,392	(4,349)	37,514
Non-current assets	122,844	31,884	12,957	114	2,480	8,683	2	178,964
Long-term receivables	7,532	3,028	1,008	2	834	7,930	40	20,374
Investments	1,253	1,299	749	41	−	4	−	3,346
Property, plant and equipment	112,054	27,390	10,967	71	1,459	630	(38)	152,533
Operating assets	86,244	23,897	8,542	69	1,261	416	(38)	120,391
Assets under construction	25,810	3,493	2,425	2	198	214	−	32,142
Intangible assets	2,005	167	233	−	187	119	−	2,711

Consolidated Assets by Segment – 12.31.2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	144,619	51,066	18,555	190	6,121	36,746	(5,931)	251,366

Current assets	7,575	12,670	1,811	64	2,961	27,472	(5,422)	47,131
Non-current assets	137,044	38,396	16,744	126	3,160	9,274	(509)	204,235
Long-term receivables	7,619	3,330	2,395	4	1,074	7,489	(461)	21,450
Investments	1,429	1,492	830	33	5	6	−	3,795
Property, plant and equipment	126,487	33,400	13,231	89	1,862	1,629	(48)	176,650
Operating assets	91,386	29,217	10,580	85	1,603	1,306	(48)	134,129
Assets under construction	35,101	4,183	2,651	4	259	323	−	42,521
Intangible assets	1,509	174	288	−	219	150	−	2,340

The Adjusted EBITDA by Segment is an alternative performance measure of each segment of the Company. This measure is being presented as a supplementary information to the readers, may not be comparable to other companies and should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS.

Reconciliation of Consolidated Adjusted EBITDA by Segment –  Jan-Sep/2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	9,895	3,223	119	(8)	410	(6,234)	(772)	6,633
Net finance income (expenses)	−	−	−	−	−	4,447	−	4,447
Income taxes	5,056	1,476	26	(2)	214	(2,539)	(397)	3,834
Depreciation, depletion and amortization	6,859	1,619	483	4	97	97	−	9,159
EBITDA	21,810	6,318	628	(6)	721	(4,229)	(1,169)	24,073
Results in equity-accounted investments	(67)	(358)	(72)	4	2	−	−	(491)
Impairment	376	(47)	20	−	−	−	−	349
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Gains and losses on disposal/write-offs of assets **	(610)	42	17	−	(6)	(69)	−	(626)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	539	−	539
Adjusted EBITDA *	21,509	5,955	593	(2)	717	(3,759)	(1,169)	23,844

Reconciliation of Consolidated Adjusted EBITDA by Segment – Jan-Sep/2017

*

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,945	3,179	2,051	(38)	382	(8,983)	287	1,823
Net finance income (expenses)	−	−	−	−	−	7,555	−	7,555
Income taxes	2,502	1,444	1,011	(6)	197	(2,496)	148	2,800
Depreciation, depletion and amortization	7,397	1,829	606	4	121	133	−	10,090
EBITDA	14,844	6,452	3,668	(40)	700	(3,791)	435	22,268
Results in equity-accounted investments	(81)	(377)	(91)	25	−	−	−	(524)
Impairment	−	36	74	−	−	−	−	110
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	37	−	37
Gains and losses on disposal/write-offs of assets **	189	128	(2,160)	(3)	(10)	4	−	(1,852)
Adjusted EBITDA *	14,952	6,239	1,491	(18)	690	(3,750)	435	20,039

* See definition of Adjusted EBITDA in glossary.
** Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

X - Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports,  production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Feedstock processed – Brazil - Daily volume of crude oil and NGL processed.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin - Gross profit over sales revenues.

Jet fuel – Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG - Liquified natural gas.

LPG - Liquified crude oil gas.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

Net Margin - Net income (loss) over sales revenues.

NGL - Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating indicators - Indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - Operating income (loss) over sales revenues.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

______________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer